Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410

November 8, 2010

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Vyteris, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Form 10-Q for the Period Ended June 30, 2010
File Number: 000-32741

Dear Mr. Rosenberg:

We are in receipt of comments given telephonically to our counsel, Jolie Kahn, by Tabatha Akens, on October 25, 2010.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

1.  Please refer to your response to prior comment 1.

•	Please provide proposed revisions to your disclosure clarifying the information provided in your response.

•	Additionally, state that the impact of the down round protection and the lack of marketability discount is 5% - 10%. Please clarify how this range was determined.

•	Lastly, please confirm, if true, that using the correct assumptions would not have a material impact on your operations for the year ended December 31, 2009 and the period ended June 30, 2010.

As to the first bullet point, the proposed disclosure, subject to completion of the SAS No. 100 review by our auditors, is as follows:

At September 30, 2010, the Company has recorded the fair value of the derivative liabilities of $10.2 million, which consists of two components:

•
the fair value of the warrant liability amounted to $5.5 million based on a binomial pricing model of weighted average probabilities of potential down-round scenarios for our securities using similar assumptions as noted in Footnote 10 of our condensed consolidated financial statements for the period ended September 30, 2010 for the valuation of stock options, except that the value of the underlying common stock has been reduced by 10% to reflect a “lack of marketability” discount arising since the underlying shares issuable upon exercise of the warrant are restricted from resale under Section 5 of the Securities Act of 1933 and subject to legend removal under Rule 144; and

•
the fair value of the convertible debt conversion feature amounted to $4.7 million utilizing a level 3 market value based on pricing methodologies used to determine conversion features, which includes determining the fair value of the Company’s stock as of September 30, 2010.  Since the shares underlying the convertible debt may be subject to legend removal under Rule 144 by “tacking back” to the date of the original note issuance, it is not appropriate to apply a “lack of marketability” discount to the quoted stock price at the end of the measurement period.

As a result of the change in the fair value of derivative instruments, the Company recognized a $0.5 million and $10.2 million loss on derivative financial instruments for the three and nine month periods ended September 30, 2010, respectively, on the condensed consolidated statement of operations.

As to the second bullet point, we determined the incremental value of the down round protection feature of the warrants at June 30, 2010 as follows:

At June 30, 2010, the Company recorded the fair value of derivative liabilities, including liabilities for warrants that incorporate down-round protection.  Subsequently, the Company  worked with an external specialist to estimate the fair value of the warrants as of that date, giving consideration to the impact on value of both  the down-round protection rights of the warrants and the restricted (or non-marketable) nature of the underlying common stock.  These factors had not been taken into consideration in the Company’s original fair value estimates.

 The Company  and the specialist used a probability weighted expected return method to value the warrants, incorporating information from Company management regarding the probability and timing of down-round financing as of the measurement date.  Specifically, for each warrant class, call option values were developed under three scenarios: (1) no down-round financing (assigned a 70% probability); (2) down-round financing at $0.20 per share (assigned a 15% probability); (3) down-round financing at $0.15 per share (assigned a 15% probability).  The probability of outcomes was determined based upon management's good faith estimates of possible pricing levels based upon the 12 months trading history of Vyteris' common stock of $0.21 to $0.85.  The option pricing method used in each of the three scenarios was an unmodified binomial model.   Option pricing inputs were the same as those used by the Company in its valuation of the warrants as of June 30, 2010, and disclosed by the Company in connection with its valuation of employee stock options, except that a discount of 10% was applied to the stock price input, to reflect the lack of marketability of the unregistered common shares (to reflect the fact that the shares are not freely tradable until the expiration of the Rule 144 holding period ) underlying the warrants.  The 10% discount was estimated based the specific restrictions applying to the subject shares and market data reflecting discounted sales prices of comparable restricted stocks.

Using these methods, inputs and assumptions, the concluded fair values of the warrant classes with $0.20 exercise prices, were approximately 10% lower than the values calculated by the Company for the corresponding warrants as of June 30, 2010 using a different methodology.  The concluded fair values of the warrant classes with $0.25 exercise prices were approximately 3% higher than the values calculated by the Company as of June 30, 2010, using a different valuation methodology.  Taken in the aggregate, the differences in fair value of the warrants were not material for financial reporting purposes.

As to the third bullet point, our evaluation of the valuation of the warrants with the down-round protection using the appropriate methodology (using the probability weighted average of down round assumptions versus a static binomial pricing model) has yielded the conclusion that the warrants have been historically undervalued by approximately 10% (8.7%), and that the valuation using the proper assumption of the underlying share valuation (using a 10% discount to reflect the fact that the shares are not freely tradable until the expiration of the Rule 144 holding period) yielded the conclusion that the warrants have been historically overvalued by approximately 10%. Thus, given that these two differences essentially offset (difference of 1.3%) and the resultant immateriality of the difference in the valuations had we used the correct assumptions, we have concluded that using the correct assumptions and methodology would not have had a material impact on the results of operations for the periods ended December 31, 2009 or June 30, 2010.  However, commencing with our Form 10-Q for the period ending September 30, 2010, we will utilize a binomial valuation model in valuing these warrants and any future securities that may contain a “down round” protection feature, and report the value of those securities as a result of the binomial valuation.  We will also adjust the market value assumption to reflect the lack of marketability, as applicable.

As noted above, we have concluded the impact of the down round protection and the lack of marketability discount factors has not been material to previously presented financial statements, therefore we would suggest including the disclosures in future filings.

2.  With respect to your response to our prior comment 2, please provide the proposed revisions to your disclosure that you intend to include assuming the deficiencies noted in your response exist.

During the quarter ended September 30, 2010, there have been no changes in our internal controls or in other factors that could affect any corrective actions with regard to deficiencies and material weaknesses with respect to internal controls over financial reporting.  As there has been no change in our internal controls since disclosure in our Form 10-K for the year ending December 31, 2009, filed with the Securities and Exchange Commission, on March 25, 201,0 with regard to segregation of accounting duties, we reiterate the following material weakness which also existed as of December 31, 2009.

   Segregation of Duties

We currently have accounting staff limited to our chief financial officer and two support staff members.  Limited resources in this area may not provide sufficient staffing for internal control purposes.  This resulted in a couple of proposed journal entries resulting from the audit process to correct the recorded balances in our general ledger.  In order to correct this deficiency, we are in the process of augmenting our finance staff through the prospective hire of additional accounting staff as needed to ensure adequate resources.

We monitor this situation closely and have plans to add consulting support as needed in the Information Technology and complex accounting area and as resources permit.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  Please feel free to contact either myself or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Joseph Himy

Joseph Himy

cc:  Jolie Kahn, Esq.